UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	TCW Spirit Direct Lending LLC

Address of Principal Business Office	200 Clarendon Street

51st Floor

Boston, Massachusetts 02117

Telephone Number:	617-936-2275

Name and Address of Agent	Andrew Bowden, Esq.

Executive Vice President and General Counsel

The TCW Group, Inc.

515 South Flower Street

Lost Angeles, California 90071

with a copy to:

Vadim Avdeychik, Esq.

Clifford R. Cone, Esq.

Clifford Chance US LLP

Two Manhattan West

375 9th Avenue

New York, NY 10001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(a) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this notification of registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles in the State of California on the 30th day of May, 2024.

TCW Spirit Direct Lending LLC

By:	/s/ David Wang
Name: David Wang
Title: Chief Operating Officer

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Chief Financial Officer and Treasurer